Stephen M. Lynch
704-377-8355 Direct Phone
704-373-3955 Direct Fax
slynch@rbh.com
rbh.com

July 30, 2013

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 3628

Washington, DC 20549

Attn:	David L. Orlic
Special Counsel

Re:	Alliance One International, Inc. Tender Offer Statement on Schedule TO-I Filed on July 17, 2013 File N0. 005-44329

Dear Mr. Orlic:

This letter is being furnished on behalf of Alliance One International, Inc. (the “Company”) in response to comments contained in the letter dated July 24, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert A. Sheets, Executive Vice President – Chief Financial Officer and Chief Administrative Officer of the Company, with respect to the Company’s Tender Offer Statement on Schedule TO that was filed with the Commission on July 17, 2013 (the “Schedule TO”) with respect to the Company’s cash tender offer (the “Offer”) to purchase its 5 1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”). The text of each of the Staff’s comments is set forth below in italics, followed by the Company’s response. The Company is concurrently filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”) containing the changes described herein.

As set forth in the Schedule TO, on July 17, 2013, the Company announced its intention to offer, subject to market and other conditions, $790 million in aggregate principal amount of its senior secured second lien notes due 2021 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to persons in offshore transactions in reliance on Regulation S under the Securities Act and its intention to use a portion of the net proceeds of the offering to fund the redemption of the Senior Notes in the Redemption and the purchase of any and all of the Convertible Notes in the Offer (as such terms are used in the Offer to Purchase filed as an exhibit to the Schedule TO). On July 26, 2013, the Company announced that it had priced an offering of $735 million of 9.875% Senior Secured Second Lien Notes due 2021 at a price of 98.000% of face value and that it intended to amend the Offer to provide for a cash tender offer for up to $30 million of the Convertible Notes. If Convertible Notes with an aggregate principal amount in excess of $30.0 million are validly tendered and not validly withdrawn pursuant to the Offer, then, subject to the terms and conditions of the Offer, the Company will accept for payment only $30.0 million aggregate principal amount of Convertible Notes. In that event, the proration for each holder tendering Convertible Notes will be calculated with a proration factor of such amount so that the Company only accepts for purchase an aggregate principal amount of Convertible Notes of $30.0 million. The Company’s offer of Second Lien Notes priced on July 26, 2013 and is expected to close on August 1, 2013. Amendment No. 3 includes as exhibits an Amended Offer to Purchase (the “Amended Offer to Purchase”) and an Amended Letter of Transmittal (the “Amended Letter of Transmittal”) to reflect the reduced size of the Offer, and to make corresponding changes resulting from the reduced size of the Offer, and to reduce the aggregate principal amount of the debt financing required to satisfy the Financing Condition (as defined) from $790 million to $735 million.

Robinson Bradshaw & Hinson, P.A. ■ Attorneys at Law ■ 101 North Tryon Street, Suite 1900 ■ Charlotte, NC 28246 ■ 704.377.2536

United States Securities and Exchange Commission

July 30, 2013

We are separately delivering to you a copy of the Amended Offer to Purchase and the Amended Letter of Transmittal marked to show changes from the Offer to Purchase and Letter of Transmittal first filed as exhibits to the Schedule TO. The Company will disseminate the Amended Offer to Purchase and the Amended Letter of Transmittal in accordance with Rule 13e-4(e) and in the same manner that the Offer to Purchase and Letter of Transmittal first filed as exhibits to the Schedule TO were disseminated.

All terms used herein but not defined herein shall have the meanings given to them in the Amended Offer to Purchase.

SEC Comment:

Effect of Tender, page 9

1. You state that holders will be deemed to have waived any and all rights with respect to the Convertible Notes and to have released and discharged Alliance One from any and all claims that holders may have now, or may have in the future arising out of, or related to, the Convertible Notes. Please revise this statement in light of Section 29(a) of the Securities Exchange Act of 1934.

Company Response:

The Company has revised the disclosure in the Amended Offer to Purchase (page 10), and the Company has included disclosure in the Amended Letter of Transmittal (page 5), to clarify that, by executing and delivering the Letter of Transmittal, tendering Holders are not waiving any rights or claims that they may have under federal securities laws.

SEC Comment:

Conditions to the Offer, page 12

2. You state in the first paragraph on page 14 that you may assert any condition regardless of the circumstances giving rise it, including any action or inaction by you. The tender offer can be subject only to conditions that are not within your control. Please revise.

Company Response:

The Company has revised the disclosure in the Amended Offer to Purchase (page 15) to eliminate the clause referred to in the Staff’s comment.

SEC Comment:

3. Despite disclosure to a different effect elsewhere in the document, you state in the first paragraph on page 14 that the conditions to the offer will be either satisfied or waived by Alliance One “at or prior to the Payment Date.” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before payment. Please revise the language accordingly.

United States Securities and Exchange Commission

July 30, 2013

Company Response:

The Company has revised the disclosure in the Amended Offer to Purchase (page 15) in response to the Staff’s comment.

SEC Comment:

Summary Financial Information, page 18

4. Please disclose the pro forma information required by Item 1010(b) of Regulation M-A, or demonstrate that pro forma data does not differ materially from the historical data. In performing this analysis, please give pro forma effect to 100% and 50% tender participation.

Company Response:

The Company undertakes to include in a supplement to be promptly filed as an exhibit to the Schedule TO and disseminated in accordance with Rule 13e-4(e) and in the same manner that the Offer to Purchase and Letter of Transmittal first filed as exhibits to the Schedule TO were disseminated, the pro forma information required by Item 1010(b) of Regulation M-A. In the light of the reduced size of the Offer, the Company intends to give pro forma effect to the repurchase of $30.0 million of Convertible Notes. The Company respectfully submits that, in light of the reduced tender offer size, giving effect to a 50% level of tender participation is no longer material. The preparation of such pro forma information has not yet been completed and was not included in the Amended Offer to Purchase solely as a result of the Company’s desire to file and disseminate the Amended Offer to Purchase as promptly as possible given the material changes to the terms of the offer disclosed in the Amended Offer to Purchase. The Company currently intends to file such supplemental pro forma financial information on or before August 2, 2013, which is more than 10 business days prior to the Expiration Date.

SEC Comment:

5. In your summary information, please disclose net income per common share (basic and diluted), as required by Item 1010(c)(3) of Regulation M-A, as well as summary pro forma data, as required by 1010(c)(6) of Regulation M-A.

Company Response:

The Company has included net income per share data on a basic and diluted basis in the table of summary historical financial information in the Amended Offer to Purchase (page 18). The Company undertakes to include in the supplement referred to in the Company’s response to Staff comment 4, above, summary pro forma data, as required by 1010(c)(6) of Regulation M-A, consistent with the pro forma financial information to be included in that supplement.

SEC Comment:

Other Material Information, page 22

6. You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in

United States Securities and Exchange Commission

July 30, 2013

this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

Company Response:

The Company has amended the disclosure in the Amended Offer to Purchase (page 23) to reflect that the Company intends to limit participation in the Offer solely in reliance on Rule 13e-4(f)(9)(ii).

SEC Comment:

Incorporation of Certain Documents by Reference, page 23

7. Throughout this section you refer directly and indirectly to incorporation by reference of future documents. The federal securities laws do not authorize incorporation by reference in this manner. Please revise to indicate that you will disclose material changes to the information previously published, sent or given to security holders promptly in the manner specified in Rule 13e-4(e)(3). See also Rule 13e-4(d)(2).

Company Response:

The Company has revised the language in the Amended Offer to Purchase (pages 23 and 24) to eliminate direct and indirect references to incorporation by reference to future filed documents and to include disclosure that the Company will promptly disclose any material changes to the information previously published sent or given to holders promptly in the manner specified in Rule 13e-4(e)(3).

SEC Comment:

Cautionary Statement Concerning Forward-Looking Statements, page 24

8. Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Exchange Act. Please do not refer to the PSLRA in disclosure made in connection with your tender offer, including press releases, offers to purchase, and proxy materials.

Company Response:

In the Amended Offer to Purchase (page 24), the Company has revised the language referred to in the Staff’s comment to eliminate any reference to the PSLRA. The Company undertakes not to refer to the PSLRA in disclosures made in connection with the Offer.

* * * * *

As requested in your letter, the Company has acknowledged to us, and granted us the authority to represent to the Commission on its behalf, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission

July 30, 2013

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, you may contact me at (704) 377-8355. In addition, please copy my partner, Matthew S. Churchill (email: mchurchill@rbh.com), on any future correspondence regarding the Schedule TO.

Very truly yours,

ROBINSON BRADSHAW & HINSON, P.A.

/s/ Stephen M. Lynch

Stephen M. Lynch

cc:	Robert A. Sheets, Executive Vice President – Chief Financial Officer and Chief Administrative Officer
William L. O’Quinn, Vice President – Chief Legal Officer
Matthew S. Churchill